FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of  September 2014

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

English Translation of Registrant’s Immediate Report filed with the Israeli Securities Authority on September 22, 2014 in connection with the convening of a special general meeting of shareholders.

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Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD. (Registrant)

By:	/s/ Yaron Elad
Yaron Elad
VP & CFO

Dated:  September 23, 2014

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Elron Electronic Industries Ltd.
(the “Company”, "Elron")

Re: Immediate Report pursuant to the Securities Regulations (Transaction between a Company and a Controlling Shareholder thereof), 5761-2001, and
Notice pursuant to the Companies Law, 5759-1999 regarding the Convening of an Special General Meeting of the Company's Shareholders

An immediate report (the "Report") is hereby given pursuant to the Companies Law, 5759-1999 (the "Companies Law"), the Securities Regulations (Periodic and Immediate Reports), 5730-1970 ("Immediate Report Regulations") and pursuant to the Securities Regulations (Transaction between a Company and a Controlling Shareholder thereof), 5761-2001 ("Transaction with a Controlling Shareholder Regulations"), regarding the convening of a special general meeting of the Company's shareholders (the “Meeting”), which will be held on October 29, 2014 at 10:30 at the Company's offices at 3 Azrieli Center (Triangular Tower, Floor 42), Tel Aviv, the agenda of which shall consist of the issues specified in this Report below.

1.	The Issues on the Agenda and a Summary of the Proposed Resolutions in respect thereof:

1.1.	Appointment of Ms. Lee-Bath Nelson as an external director for a period of three (3) years commencing the day such appointment is approved by the Company’s shareholders.

1.2.	Appointment of Mr. Yehuda Freidenberg as an external director for a period of three (3) years commencing the day such appointment is approved by the Company’s shareholders.

1.3.
Approval of an extension of the Company’s engagement with IDB Development Corporation Ltd. (“IDB”), an indirect controlling shareholder of the Company, in an arrangement whereby the Company shall continue to receive technical assistance and related support services for the Company’s computer systems from IDB’s support center (the “Support Center”), for a three year period commencing as of August 8, 2014. The aforesaid engagement is a transaction in which the Company’s controlling shareholder holds a personal interest, as specified in this Report.

1.4.
Approval of a grant of NIS 69,000 (NIS Sixty Nine Thousand) to the Company’s Chairman of the Board, Mr. Arie Mientkavich, on account of the discretionary performance evaluation component included in the annual bonus for 2013, pursuant to the Company’s compensation policy.

Part A – Details Required under the Transaction with a Controlling Shareholder Regulations

2.
With respect to the subject matter in Section 1.3, following is a summary of the engagement and the main terms and conditions thereof in accordance with the provisions of the Transaction with a Controlling Shareholder Regulations

2.1.
Extension of the Company's engagement with IDB in an arrangement for receipt of Support Center services - It is proposed to approve the extension of the Company's engagement in an arrangement with IDB (the “Engagement”), whereby the Company will receive technical assistance and related support services for the Company’s computer systems from IDB’s support Center, in consideration for the Company contributing a relative portion of the direct expenses involved in the activity and maintenance of the Support Center, for a three year period commencing as of August 8, 2014. The Company shall bear such expenses, according to the ratio between the number of computer stations at the Company (including the Company’s subsidiary, RDC Rafael Development Corporation Ltd., insofar as it receives such support services) and the total of computer stations of IDB, companies of the IDB group and other companies receiving the Support Center’s services. The aforesaid engagement is a transaction in which the Company’s controlling shareholder holds a personal interest, as specified in this Report.

3.	Controlling Shareholders Holding a Personal Interest in the Approval of the Engagement and the Nature of Their Personal Interest

3.1.
To the best of the Company's knowledge, the following may be deemed as controlling shareholders holding a personal interest (within the meaning of such terms in the Companies Law) in the approval of the Engagement set forth in Section 1.3 above:

3.1.1.
IDB is deemed to be an indirect controlling shareholder of the Company, by virtue of IDB's control of Discount Investment Corporation Ltd. (”DIC”), which is deemed to be a controlling shareholder of the Company as specified below. IDB has a personal interest in the approval of the Engagement due to it being a direct party thereto.

3.1.2.
DIC is deemed to be a controlling shareholder of the Company, by virtue of DIC’s holdings as of August 31, 2014 of 50.32% of the Company's issued and outstanding share capital and of the voting rights of the Company. DIC is a public company, whose shares are traded on the Tel Aviv Stock Exchange, of which, to the best of the Company’s knowledge, as of the date of this Report, IDB holds approximately 74% of DIC’s issued and outstanding share capital and voting rights. As a result, DIC may be deemed to have a personal interest in the approval of the Engagement, in view of the fact that it is between the Company and a controlling shareholder of DIC.

3.1.3.
To the best of the Company’s knowledge, as of August 31, 2014, approximately 1,052,926.78 shares of the Company (approximately 3.54% of the Company’s issued and outstanding share capital and the voting rights) are held by Clal Insurance Enterprises Holdings Limited, a public company controlled by IDB. Therefore, the shares mentioned in this Section shall be deemed as held by an entity which has a personal interest in the approval of the Engagement.

4.	Names of Directors who Hold a Personal Interest in the Approval of the Engagement and the Nature of Their Personal Interest

With the exception of Mr. Ami Erel, who, for the sake of caution due to the fact that he provides services to an affiliate of the Company, declared a personal interest, none of the other directors of the Company hold a personal interest in the approval of the Engagement.

With the exception of Mr. Ami Erel, who, for the sake of caution due to the fact that he provides services to an affiliate of the Company, declared a personal interest, none of the other directors of the Company hold a personal interest in the approval of the Engagement.

Part B – Details regarding the Convening of a Special General Meeting

5.	Location and Date of the Meeting

The special general meeting of the Company's shareholders shall convene on October 29, 2014 at 10:30, at the Company's registered office at 3 Azrieli Center (Triangular Tower, Floor 42), Tel Aviv (the "Meeting"). The Meeting’s agenda shall consist of the resolutions specified herein.

6.	Record Date

The record date for the purpose of a shareholder's entitlement to participate in and vote at the Meeting, pursuant to Section 182 of the Companies Law, is the end of the trading day on Tel Aviv Stock Exchange Ltd. occurring on September 30, 2014 (the "Record Date"). In the event that no trading is carried out on the Record Date, the Record Date shall be the last trading day preceding such date.

7.	Required Majority

7.1.
The affirmative vote of the holders of a majority of the voting power represented and voting on the proposal in person or by proxy or voting card is necessary for the approval of the proposed resolutions specified in Sections 1.1 and 1.2, provided that one of the following is met:

7.1.1.
Shareholders' approval must include at least a majority of the shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the proposed resolutions, except for those having a personal interest which is not the result of a relationship with a controlling shareholder.  Abstentions will be treated as neither a vote “for” nor “against” the matter;

7.1.2.
The total shares of non-controlling shareholders and non-interested shareholders voted against the proposed resolutions pursuant to section 7.1.1 above shall not represent more than two percent of all the voting rights in the Company.

7.2.
The majority required for approval of the proposed resolution specified in Section 1.3 of this Report is a majority of the shareholders who may vote and who participate in the vote, either in person or by proxy or voting card, provided that one of the following is met:

7.2.1.
Shareholders' approval must include at least a majority of the shares voted by shareholders participating in the vote  and who do not have a personal interest in the proposed resolutions.  Abstentions will be treated as neither a vote “for” nor “against” the matter;

7.2.2.
The total shares of non-interested shareholders voted against the proposed resolutions pursuant to section 7.2.1 above shall not represent more than two percent of all the voting rights in the Company.

7.3.
The majority required for approval of the proposed resolution specified in Section 1.4 of this Report is a majority of the shareholders who may vote and who participate in the vote, either in person or by proxy or voting card.

8.	Legal Quorum and Adjourned Meeting

A legal quorum shall be formed upon the presence, either in person or by proxy, of at least two shareholders holding, in total, more than 33.3% of the issued shares conferring voting rights in the Company, within one half hour of the time scheduled for the opening of the Meeting. If a legal quorum is not present at the general meeting at the end of one half hour from the time scheduled for commencement of the meeting, the general meeting shall be adjourned to the same day the following week, at the same time and location. If no legal quorum is present at the adjourned meeting at the elapse of one half hour from the time scheduled for the meeting, then one shareholder holding at least 25% of the issued share capital of the Company, who is present in person or by proxy, shall constitute legal quorum.

9.	Inspection of Documents

This Report, the documents listed in Regulation 5 of the Transaction with a Controlling Shareholder Regulations and the full language of the proposed resolutions that are on the Meeting's agenda may be inspected at the Company’s offices at 3 Azrieli Center (Triangular Tower, Floor 42), after prior telephone coordination with the Company's secretariat, by Tel. 972-3-6075555, on Sundays – Thursdays (excluding holiday eves and holidays) between 9:00 and 16:00, until the date of convening of the Meeting. This Report may also be inspected on the Israel Securities Authority's website at: https://www.magna.isa.gov.il and on the website of Tel Aviv Stock Exchange Ltd. at http://maya.tase.co.il. In addition, the language of the English translation of this Report will also appear on the SEC’s distribution website at: http://www.sec.gov.

Elron Electronic Industries Ltd.
(the “Company”)

September 22, 2014

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.
22 Kanfei Nesharim St.	54 Achad Ha’am St.
Jerusalem	Tel Aviv

Via Magna	Via Magna

Re: Immediate Report pursuant to the Securities Regulations (Transaction between a Company and a Controlling Shareholder thereof), 5761-2001, and
Notice regarding the Convening of a Special General Meeting of the Company's Shareholders

An immediate report (the "Report") is hereby given pursuant to the Companies Law, 5759-1999 (the "Companies Law"), the Securities Regulations (Periodic and Immediate Reports), 5730-1970 ("Immediate Report Regulations") and pursuant to the Securities Regulations (Transaction between a Company and a Controlling Shareholder thereof), 5761-2001 ("Transaction with a Controlling Shareholder Regulations"), regarding the convening of a special general meeting of the Company's shareholders (the “Meeting”), which will be held on October 29, 2014 at 10:30, at the Company's offices at 3 Azrieli Center (Triangular Tower, Floor 42), Tel Aviv, the agenda of which shall consist of the issues specified in this Report below.

1.	The Issues on the Agenda and a Summary of the Proposed Resolutions in respect thereof:

1.1.	Appointment of Ms. Lee-Bath Nelson as an external director for a period of three (3) years commencing the day such appointment is approved by the Company’s shareholders.

1.2.	Appointment of Mr. Yehuda Freidenberg as an external director for a period of three (3) years commencing the day such appointment is approved by the Company’s shareholders.

1.3.
Approval of an extension of the Company’s engagement with IDB Development Corporation Ltd. (“IDB”), an indirect controlling shareholder of the Company, in an arrangement whereby the Company shall continue to receive technical assistance and related support services for the Company’s computer systems from IDB’s support center (the “Support Center”), for a three year period commencing as of August 8, 2014. The aforesaid engagement is a transaction in which the Company’s controlling shareholder holds a personal interest, as specified in this Report.

1.4.
Approval of a grant of NIS 69,000 (NIS Sixty Nine Thousand) to the Company’s Chairman of the Board, Mr. Arie Mientkavich, on account of the discretionary performance evaluation component included in the annual bonus for 2013, pursuant to the Company’s compensation policy.

Part A – Details Required under the Transaction with a Controlling Shareholder Regulations

A Summary of the Engagement and its Main Terms and Conditions

2.	The Company’s Engagement with IDB in an Arrangement for the Receipt of Support Center Services.

2.1.
On July 21, 2010, the Company’s general meeting approved the Company’s engagement in an arrangement with IDB, whereby the Company would receive technical assistance and related support services for the Company’s computer systems from IDB’s support center (the “Support Center”), in consideration for the Company contributing a relative part of the direct expenses involved in the activity and maintenance of the Support Center (the “Engagement for Receipt of Support Services”).

2.2.
Following Amendment No. 16 to the Companies Law and, in particular, the amendment to Section 275 of the Companies Law, the audit committee, in its meeting of August 8, 2011, approved limiting the term of the Engagement for Receipt of Support Services to a period of three years commencing on the date of such approval.

2.3.	In view of the aforsaid, it is proposed to approve the extension of the Engagement for Receipt of Support Services, for an additional three years, from August 8, 2014 to August 7, 2017.

2.4.	Main Terms and Conditions of the Engagement

2.4.1.
Term of Engagement – The Engagement shall be effective under law through August 7, 2017. However, each party may terminate the Engagement at any time, upon at least sixty (60) days prior written notice.

2.4.2.
Type of Expenses Borne by the Company – The Company shall bear its share of the direct costs actually expended by IDB involved in the activity and maintenance of the Support Center,  including, among others, the cost of use of communication lines, the cost of use of software, the cost of hardware purchases, the cost of lease of the Support Center’s premises and payments related to the lease, such as municipal taxes (arnona), electricity and telephone lines and the cost of the Support Center Manager’s salary (the “Costs of the Support Center”).

2.4.3.	Service Provider on behalf of the Controlling Shareholder – the IDB service providers are the persons engaged in IDB’s IT department, headed by Systems Manager, Mr. David Partesana.

2.4.4.
Manner of Calculation of the Consideration Paid by the Company – The amount the Company shall pay IDB each quarter shall be determined according to the ratio between the number of computer stations at the Company (including the Company’s subsidiary, RDC Rafael Development Corporation Ltd. (“RDC) (in which the Company holds 50.1% of the share capital and the voting rights)  insofar as it receives such support services), which shall receive the services of the Support Center as aforesaid, and the total of computer stations of IDB, companies of the IDB group and other companies receiving the services of the Support Center, out of the total of actual Costs of the Support Center, all in the same quarter (the “Contribution Amount”). The Company shall pay the Contribution Amount, plus V.A.T. as required by law, within 30 days of the issuance of an invoice by IDB to the Company for the same quarter.

2.4.5.
Insofar as RDC receives support services as described above, RDC shall repay the Company RDC’s share of the Contribution Amount, according to the ratio between the number of computer stations at the Company and the number of computer stations at RDC receiving the services of the Support Center as aforesaid.

2.4.6.
The Company’s expense in respect of its participation in the costs of the Support Center in 2013 amounted to approximately NIS 103,000 (NIS One Hundred and Three Thousand) plus V.A.T. For details with respect to the Company’s costs for such support services prior to receiving them from IDB, see Section 7.1.2 below.

3.	Controlling Shareholders Holding a Personal Interest in the Approval of the Engagement and the Nature of Their Personal Interest

3.1.
To the best of the Company's knowledge, the following may be deemed to be controlling shareholders having a personal interest (within the meaning of such terms in the Companies Law) in the approval of the Engagement set forth in Section 1.3 above:

3.1.1.
IDB is deemed to be an indirect controlling shareholder of the Company, by virtue of IDB's control of Discount Investment Corporation Ltd. (”DIC”), which is deemed to be a controlling shareholder of the Company as specified below. IDB has a personal interest in the approval of the Engagement due to it being a direct party thereto.

3.1.2.
DIC is deemed to be a controlling shareholder of the Company, by virtue of DIC’s holdings as of August 31, 2014 of 50.32% of the Company's issued and outstanding share capital and voting rights of the Company. DIC is a public company, whose shares are traded on the Tel Aviv Stock Exchange, of which, to the best of the Company’s knowledge, as of the date of this Report, IDB holds approximately 74% of DIC’s issued and outstanding share capital and the voting rights. As a result, DIC may be deemed a holder of personal interest in the approval of the Engagement, in view of the fact that it is between the Company and a controlling shareholder of DIC.

3.1.3.
To the best of the Company’s knowledge, as of August 31, 2014, approximately 1,052,926.78 shares of the Company (approximately 3.54% of the Company’s issued and outstanding share capital and voting rights) are held by Clal Insurance Enterprises Holdings Limited, a public company controlled by IDB. Therefore, the shares mentioned in this Section shall be deemed as held by an entity which has a personal interest in the approval of the Engagement.

3.1.4.
Dolphin Netherlands B.V. (“Dolphin”) and Mr. Mordechai Ben Moshe (through C.A.A. Extra Holdings Ltd (“CAA”) are the controlling shareholders of IDB and hold, on or about the date of this Report’s publication, each, approximately 28.99% of the issued share capital and of the voting rights of IDB. The control of IDB was transferred to Dolphin and Mr. Mordechai Ben Moshe (through CAA) in May 2014 in the framework of completion of the creditors’ arrangement in IDB Holding Corporation Ltd (“IDB Holding creditors’ arrangement” or the “arrangement”).

Below are details, to the best of the Company’s knowledge, about Mr. Mordechai Ben Moshe:

3.1.5.
Mr. Mordechai Ben Moshe, who serves as joint chairman of the board of directors of IDB and DIC, holds shares in IDB through CAA, a company fully owned by him. On or about the publication of this report, the number of CA shares charged in favor of the trustees for the IDB Holding creditors’ arrangement, Messrs Hagai Ullman and Eyal Gabay, for the purpose of securing obligations to perform tender offers that Dolphin and CAA undertook to perform, in accordance with the terms and conditions of the arrangement, constitute approximately 11.33% of the issued and paid up share capital of IDB.

Below are details, to the best of the Company’s knowledge, with regard to Dolphin:

3.1.6.
Dolphin is a company incorporated in Holland, which is fully owned by Dolphin Investments (Gibraltar) Ltd, a company incorporated in Gibraltar, which is fully owned by Dolphin Fund Limited (“Dolphin Fund”). Dolphin Fund is an investment fund incorporated in Bermuda, which is controlled by Mr. Eduardo Elsztain, who also serves as joint chairman of the board of directors of IDB and DIC, through a holding of 85% of the share capital of Consultores Assets Management S.A. (“CAM”). The balance of the share capital in CAM (15%) is held by Mr. Saul Zang, who serves as a director of IDB.

3.1.7.
CAM holds, in full ownership, Consultores Venture  Capital Uruguay S.A. (“CVCU”). CVCU holds all the voting rights in Dolphin Fund (through a holding of 100% of the management shares of Dolphin Fund) and acts as the investment manager of Dolphin Fund. Dolphin Fund’s share capital is made up of two types of shares: management shares which are entitled to voting rights, and participation shares that are not entitled to voting rights and that carry a right to dividend and to a distribution of the surplus assets pro rata at the time of winding up (after payment of the nominal amount paid for the management shares and the participation shares). The participation shares of Dolphin Fund are held by Tyrus S.A. and by Ritelco S.A. (approximately 87% together), companies incorporated in Uruguay which are fully owned by the company IRSA Inversionesy Representaciones Sociedad Anonima (“IRSA”). IRSA is a company incorporated in Argentina, whose shares are listed for trade on a stock exchange in Buenos Aires and on a stock exchange in New York(GDS).

3.1.8.
IRSA is controlled by the company Cresud Sociedad Anonima Comercial, Immobiliaria Financiera y Agropecuaria (“Cresud”), at a rate of approx. 64.5%. Cresud is a company incorporated in Argentina, whose shares are listed for trade on a stock exchange in Buenos Aires and on NASDAQ (ADS). Cresud is held by Inversiones Financieras del Sur S.A. (“IFISA”), at a rate of approx. 39.13% (fully diluted). IFISA is a company registered in Uruguay, which is fully owned by IFIS Limited (“IFIS”). IFIS is a private investment company registered in Bermuda, which is held, indirectly, by Mr. Eduardo Elsztain at a rate of approximately 37.94% (through CVCU), through Consultores Venture Capital Ltd, a company incorporated on the Cayman Islands which is fully owned by CVCU, and through a company which is fully owned by Mr. Elsztain). Mr. Elsztain is the largest shareholder of IFIS.

3.1.9.
In addition to the holdings described above, Mr. Eduardo Elsztain and companies under his control hold additional shares of IRSA and Cresud, such that the overall holdings percentage of Mr. Eduardo Elsztain, directly and indirectly, amounts to approx. 39.33% in Cresud (fully diluted) and to approximately 64.88% in IRSA. Mr. Eduardo Elsztain is, directly and indirectly, the largest shareholder in Cresud. The balance of the share capital of IRSA and of Cresud is held by the public. Mr. Alejandro Elsztain, Mr. Eduardo Elsztain’s brother and a director of IDB, holds approximately 0.17% of the share capital of IRSA and approximately 1.13% of the share capital of Cresud (fully diluted).

3.1.10.
On or about the publication of this Report, the number of Dolphin shares that are charged in favor of the trustees for the IDB Holding creditors’ arrangement, Messrs Hagai Ullman and Eyal Gabay, for the purpose of securing obligations to perform tender offers that Dolphin and CAA undertook to perform, in accordance with the terms and conditions of the arrangement, constitutes approximately 11.33% of the total issued and paid up share capital of IDB.

Below are details, to the best of the Company’s knowledge, about the IDB shareholders’ agreement:

3.1.11.
According to the reports of IDB and to the best of the Company’s knowledge, a shareholders’ agreement (the “IDB shareholders’ agreement”) (to which CCA and Dolphin were joined as parties, and accordingly all the provisions of the IDB shareholders’ agreement apply to these companies, jointly and severally with Extra and Dolphin Fund, respectively) was executed between Dolphin Fund and ATH MBM Extra Holdings Ltd “Extra”), a company under the control of Mr. Mordechai Ben Moshe (Messrs Eduardo Elsztain and Mordechai Ben Moshe were defined as a party to this agreement only with regard to the representations and warranties clauses of the agreement).

3.1.12.	The IDB shareholders’ agreement applies to the shares held by the parties in IDB from time to time, including shares purchased by any of the parties in future, and provides, inter alia, as follows:

Before the holding of general meetings of IDB, the parties shall hold preliminary meetings with the aim of reaching a joint decision with regard to the resolutions that will be on the agenda of the general meetings, and insofar as no agreement is reached on the manner of voting, the voting shall take place in a manner maintaining the status quo between the parties. The parties also decided that in the event that a proposal is raised by a third party who opposes the parties’ position, the parties’ shall vote against such proposal. It was further agreed that during the period of the agreement none of the parties shall enter into another voting agreement with any third parties in relation to shares of IDB or that is contrary to the provisions of the agreement between the parties. Insofar as any of the parties holds in excess of 5% more than the other party of the issued and paid up share capital of IDB, the decision of such party shall bind the other party, and the parties shall vote by virtue of their shares at the general meeting of IDB in accordance with the decision of the party with the excess holding; IDB’s board of directors shall appoint nine members of the board of directors, which shall include two external directors and one director who shall be appointed in a special arrangement in accordance with the provisions of IDB’s articles of association. The other six directors shall be appointed in accordance with a key of 16.66% in relation to a holding of 100% of all the shares of IDB that are held by CCA and Dolphin and their permitted transferees; for a period of up to one year from completion of the IDB Holding creditors’ arrangement, none of the parties may transfer his shares in IDB to third parties, save for permitted transferees and save in the event of operation of the BMBY clause described below. Notwithstanding the aforesaid, each of the parties may sell an aggregate quantity of 2% of the issued and paid up capital of IDB, provided that the parties’ total holdings shall not be less than 45% of the issued and paid up capital of IDB. In addition, the parties agreed on a right of first refusal mechanism in relation to the sale, transfer or assignment, for money or not for money, directly or indirectly, of shares of IDB (save for a transfer of shares of IDB to a permitted transferee), and on a mechanism in the framework of which if any party purchases shall purchase shares of IDB, the other party shall have a right to participate in the purchase, in accordance with the parties’ percentage holdings inter se of IDB’s shares. The parties also agreed on a tag-along right mechanism; the parties agreed on a mutual “BMBY” (Buy Me Buy You) separation mechanism in relation to their shares in IDB that may be operated from completion of the IDB Holding creditors’ arrangement; the period of the IDB shareholders’ agreement is until the earlier between: (a) exercise of the BMBY mechanism by one of the parties; (b) seven years from completion of the IDB Holding creditors’ arrangement; (c) exercise of the option at the time of a change in control, as provided below; or (d) termination of the agreement with the mutual consent of CCA and Dolphin.

3.1.13.
In the framework of the IDB shareholders’ agreement, Dolphin and Mr. Eduardo Elsztain jointly warranted that Dolphin would be under the control of Mr. Eduardo Elsztain for the period of the agreement, and that insofar as it was not under control as aforesaid, then, without derogating from any relief available at law, CAA would have the option to purchase all the shares of IDB that are held by Dolphin and/or a permitted transferee at a reduced price, to be calculated in accordance with the formula agreed between the parties. In the same way, CCA and Mr. Mordechai Ben Moshe jointly warranted that CCA would be under the control of Mr. Mordechai Ben Moshe for the period of the agreement, and that insofar as it was not under control as aforesaid, then, without derogating from any other relief available at law, Dolphin would have the option to purchase all the shares of IDB that are held by CCA and/or a permitted transferee at a reduced price, to be calculated in accordance with the formula agreed between the parties.

3.1.14.
According to the IDB shareholders’ agreement, insofar as Mr. Eduardo Elsztain or Mr. Mordechai Ben Moshe shall seek to hold shares of IDB other than through CCA or Dolphin, as the case may be, but through another permitted transferee of either of them, such permitted transferee would also join as a party to the IDB shareholders’ agreement and the provisions of the agreement that apply to CCA or Dolphin, as the case may be, will also apply to the permitted transferee.

4.	Manner in which the Consideration has been Determined

The amount which the Company shall pay IDB for receipt of the Support Center’s services is in accordance with the ratio between the number of computer stations at the Company’s offices and the computer stations at the offices of companies of the IDB group and other companies, which receive the services of the Support Center.

5.	Approvals Required for the Engagement and Conditions for the Performance of the Transaction

5.1.
The resolution on the issue described in Section 1.3 was approved by the Company’s audit committee and by the Company’s board of directors. The audit committee and the board of directors have confirmed that the Engagement does not include any distribution, as defined in the Companies Law.

5.2.	The aforesaid resolutions require approval by the Company’s general meeting, which has been convened as specified below in this Report.

6.
Specification of Transactions of the Engagement’s Type or Transactions Similar to the Engagement between the Company and the Controlling Shareholder or in which the Controlling Shareholder had a Personal Interest in the Past Two Years

6.1.
As aforesaid, on July 21, 2010, the Company’s general meeting approved the Engagement for Receipt of Support Services with IDB and on August 8, 2011, the audit committee approved the limitation of such engagement agreement to a three year period as of the date of the audit committee’s said approval.

6.2.
To the best of the Company’s knowledge, there are no additional transactions of the type of the transaction presented for approval by the general meeting, which were signed in the last two years preceding the date of approval of the engagement by the Company’s board of directors, or that are still in force on the date of approval by the board of directors, between the Company and the controlling shareholder, or in which the controlling shareholder had a personal interest, apart from the Company’s engagement with IDB in July 2010 in an arrangement granting use of areas in the Company’s offices, effective until August 7, 2014, and a transaction in September 2004, in which the Company, together with IDB and another company, jointly leased premises in 3 Azrieli Center (Triangular Tower, Floor 41) , Tel Aviv, and share the costs of such premises according to certain fixed rates. Furthermore, for the sake of prudence, it is noted that the Company entered into an agreement with DIC in March 2009, whereby the Company receives management and administration services from DIC.

7.	Reasons of the Audit Committee and Board of Directors for Approval of the Transactions Contemplated in the Report

The Company’s audit committee and board of directors have unanimously approved the Engagement for the reasons summarized below:

7.1.	The Company’s audit committee and board of directors have taken note of the following comparative data:

7.1.1.
The Company’s expense since the commencement of the engagement with IDB amounted to an average of approximately NIS 110,000 (NIS One Hundred and Ten Thousand) plus V.A.T. per year (the Company’s expense in 2013 amounted to NIS 103,000 (NIS One Hundred and Three Thousand) plus V.A.T.), in addition to an average expense of approximately NIS 107,000 (NIS one Hundred and Seven Thousand) plus V.A.T. per year, which was directly paid by the Company to an external provider in respect of the Company’s computer stations and their maintenance.

7.1.2.
In 2008, prior to the Company’s Engagement with IDB for receipt of support services, the Company employed a full-time employee, who provided the support services for the Company’s computer systems, and the Company also received computer services from external service providers. The Company’s cost of computer services for 2008 (including the employment cost of the aforesaid employee and the cost of the external services), prior to commencement of the Engagement with IDB, totaled at NIS 544,000 (NIS Five Hundred Forty Four Thousand) (exclusive of V.A.T.).

7.2.
Prior to the approval of the Engagement by the audit committee, the audit committee had been presented with an estimation of a consultant in the field of computer services, whereby the cost of independently receiving support services from another provider or the employment of employees in the field (under a specification similar to the specification currently received by the Company) would be substantially higher than the cost the Company pays IDB. Due to the fact that the feasible alternatives are receipt of the services in the framework of IDB’s computer services or receipt of the services from another provider independently, the audit committee has found that under such circumstances, there is no call for conducting a competitive bidding process beyond the aforesaid examination, as the services cannot be received under the present specification, other than at a significantly higher cost than the cost the Company pays IDB. The audit committee and board of directors believe that the Engagement and the terms and conditions thereof, including the consideration stipulated for receipt of the Support Center’s services, are reasonable and fair under the circumstances and save the Company money, considering the relevant alternatives.

7.3.
As an internal matter of the Company, the Company’s audit committee decided, when approving the Engagement for Receipt of Support Services, that if the Contribution Amount for a certain year exceeds a total of NIS 277, 400 (NIS Two Hundred Seventy Seven Thousand and Four Hundred) (linked to the Consumer Price Index, according to the Index known on the date of approval of the Engagement for Receipt of Support Services by the general meeting), the Company’s audit committee shall be convened as soon as possible, in order for it to be updated thereon and to consider potential alternatives available to the Company at such time and other relevant circumstances. In the event that the Company’s audit committee decides that under the circumstances it is appropriate for the Company to discontinue the use of the Support Center’s services, the Company shall notify IDB as soon as possible thereafter of the termination of the Engagement for Receipt of Support Services.

7.4.	The Engagement allows the Company to preserve its current computer system mechanism, which has been optimally supporting the Company’s needs in the past five years.

7.5.	Furthermore, receipt of support services from another provider at such time, would have involved considerable switching costs and higher current costs.

7.6.	The Engagement is in the Company’s best interests and the consideration is fair and reasonable.

8.	Names of Directors who Participated in the Discussions at the Audit Committee and Board of Directors

8.1.	Participants in the resolution of the audit committee were Messrs. Gad Arbel (external director and chairman of the committee), Ehud Rassabi (external director), Avraham Asheri and Arie Ovadia.

8.2.
Participants in the resolution of the board of directors were Messrs. Arie Mientkavich  (Chairman of the Board), Gad Arbel (external director)), Avraham Asheri, Arie Ovadia, Ehud Rassabi (external director), Gabi Barbash and Hadar Udler.

9.	Names of Directors Holding a Personal Interest in the Approval of the Engagement and the Nature of their Personal Interest

9.1.
With the exception of Mr. Ami Erel, who for the sake of caution due to the fact that he provides services to an affiliate of the Company, declared a personal interest, none of the other directors of the Company hold a personal interest in the approval of the Engagement.

Part B – Additional Matters that will be Presented for the Meeting's Approval

Information in connection with Additional Issues on the Meeting's Agenda:

10.	Appointment of Ms. Lee-Bath Nelson as an External Director

In light of the Law to Promote Competition and Reduce Concentration, 5774-2013, and in particular, the provisions which apply to the Company regarding the composition of boards of directors for companies which are deemed other tier companies, and in light of the fact that the term of Mr. Gad Arbel, an external director, is due to expire on October 12, 2014, it is proposed to appoint Ms. Lee-Bath Nelson as an external director for a period of three (3) years commencing the day such appointment is approved by the Company’s shareholders. This proposed appointment is in addition to the proposed appointment of Mr. Yehuda Freidenberg as an external director and in addition to the continuation of Ehud Rassabi serving as an external director.

10.1
In accordance with decisions taken by the Company in the past, in respect of her service as an external director  and subject to approval of her appointment, Ms. Lee-Bath Nelson will be entitled to remuneration and reimbursement of costs in the maximum amount determined for the compensation payable to an external director in a dual listed company as such term is defined in the Companies Regulations (Reliefs for Companies whose shares are registered for trading on an exchange outside of Israel) – 2000 which consists of an annual fee of NIS115,400 and a per meeting fee of NIS3,470, in each case linked to the consumer price index of December 2007.

10.2	Details about the proposed director

Name:	Lee-Bath Nelson
Israel ID No.:	223665-3
Date of Birth:	March 8, 1966
Address for Service:	8 HaGadna Street, Raanana Israel
Citizenship:	Israel and USA
Member of Board Committees:
Subject to approval of appointment as an external director, Ms. Nelson will be appointed to serve as a member of the audit committee, which is also the  financial statements committee, and compensation committee.

Is the candidate an External Director?	Yes
Does she have Financial and Accounting, Professional or other Expertise?	Yes

Is the candidate an employee of the Company or any of its subsidiaries or affiliates or any entity with a Personal Interest in the Company?	No
Commencement of Term:	Upon approval of her appointment
Education:
B.A. in Computer Science, Technion-Israel Institute of Technology, Haifa, Israel; MSc. In Computer Science, Technion-Israel Institute of Technology, Haifa, Israel;  Ph.D. in Finance, Graduate School of Business, Stanford University, CA.

Activities for the past 5 years:
Since 2013—Co-Founder, VP Marketing and BD, Make it LEO, Raanana ; From 2011 to 2013 Corporate Director Business Development, Orbotech, Yavne; From 2005 to 2010 General Partner, Plenus Venture Lending, Herzeliya

Serves on the boards of other companies:	Make it LEO; Tumor Ltd.
Family member of an entity with a Personal Interest in the Company:	No
The Company considers her as having accounting and financial expertise for the purpose of complying with the minimum number determined by the board of directors according to Section 92(A)(12) of the Companies Law
Yes

10.3
The Board of Directors recognized Ms. Lee-Bath Nelson as having Financial and Accounting Expertise as such term is defined in the Companies Regulations (Conditions and Criteria for a Director with Accounting and Financial Expertise and a Director with Professional Qualifications), 5766-2005

10.4	The candidate director signed a declaration in accordance with Sections 224 (b) and 241 of the Companies Law, a copy of which is attached to the Report.

11	Appointment of Mr. Yehuda Freidenberg as an External Director

In light of the Law to Promote Competition and Reduce Concentration, 5774-2013, and in particular, the provisions which apply to the Company regarding the composition of boards of directors for companies which are deemed other tier companies, and in light of the fact that the term of Mr. Gad Arbel, an external director, is due to expire on October 12, 2014, it is proposed to appoint Mr. Yehuda Freidenberg as an external director for a period of three (3) years commencing the day such appointment is approved by the Company’s shareholders.  This proposed appointment is in addition to the proposed appointment of Ms. Lee-Bath Nelson as an external director and in addition to the continuation of Ehud Rassabi serving as an external director.

11.1
In accordance with decisions taken by the Company in the past, in respect of his service as an external director  and subject to approval of his appointment, Mr. Yehuda Freidenberg will be entitled to remuneration and reimbursement of costs in the maximum amount determined for the compensation payable to an external director in a dual listed company as such term is defined in the Companies Regulations (Reliefs for Companies whose shares are registered for trading on an exchange outside of Israel) – 2000 which consists of an annual fee of NIS115,400 and a per meeting fee of NIS3,470, in each case linked to the consumer price index of December 2007.

11.2	Details about the proposed director

Name:	Yehuda Freidenberg
Israel ID No.:	00002659-1
Date of Birth:	October 28, 1941
Address for Service:	5 Yaara Street, Ramat Gan, Israel
Citizenship:	Israel
Member of Board Committees:
Subject to approval of appointment as an External director, Ms. Nelson will be appointed to serve as a member of the audit committee, which is also the financial statements committee, and compensation committee.

Is the candidate an External Director?	Yes
Does she have Financial and Accounting, Professional or other Expertise?	Yes
Is the candidate an employee of the Company or any of its subsidiaries or affiliates or any entity with a Personal Interest in the Company?	No
Commencement of Term:	Upon approval of his appointment
Education:
B.A, Economics and Mathematics from the Hebrew University in Jerusalem, Israel (Cum Laude); M.A. in Economics from the University of Chicago, USA; Ph.D. in Economics from the University of Chicago, Illinois, USA; C.P.A. Isr.

Activities for the past 5 years:	Served as a director in numerous companies; Owner of a Financial & Economics Consultant Firm
Serves on the boards of other companies:	Dor Alon Energy in Israel (1988) Ltd,; Dor Alon Retail Management Ltd.; Mega Retail Ltd.
Family member of an entity with a Personal Interest in the Company:	No
The Company considers him as having accounting and financial expertise for the purpose of complying with the minimum number determined by the board of directors according to Section 92(A)(12) of the Companies Law
Yes

11.3
The Board of Directors recognized Mr. Yehuda Freidenberg as having Financial and Accounting Expertise as such term is defined in the Companies Regulations (Conditions and Criteria for a Director with Accounting and Financial Expertise and a Director with Professional Qualifications), 5766-2005.

11.4	The candidate director signed a declaration in accordance with Sections 224 (b) and 241 of the Companies Law, a copy of which is attached hereto is attached hereto.

12
Approval of a grant of NIS 69,000 (NIS Sixty Nine Thousand) to the Company’s Chairman of the Board, Mr. Arie Mientkavich, on account of the discretionary performance evaluation component included in the annual bonus for 2013, pursuant to the Company’s compensation policy

12.1	The Chairman of Board of the Company, Mr. Arie Mientkavich, has been holding this position since January 2007 on a fifty-percent position basis.

12.2
On January 12, 2014, the general meeting of the Company’s shareholders approved the compensation policy of officers and directors (“Nosei Misra”) of the Company (the “Compensation Policy”) and further approved its application with respect to the Chairman of the Board, Mr. Arie Mientkavich.

12.3
In accordance with the provisions of the Compensation Policy and the resolution adopted to apply it to the Chairman, including in respect of 2013, Mr. Mientkavich is entitled to an annual bonus consisting of a component based on a measurement of the return on the Company’s shares (50% of the bonus cap, constituting 12 times the cost of his monthly salary); a component based on quantifiable goals related to the performance of the Company and its investee companies (35% of the bonus cap); and a discretionary performance evaluation component (15% of the bonus cap). Meeting of more than 100% of the maximum threshold of the measurement pertaining to the return on shares, may entitle to more than 100% of this bonus component, such that upon excess return of 5% and more above the maximum threshold, which consists of a 20% annual return in NIS, an increment equal to the cost of one month’s salary shall be granted, subject to the bonus cap.

12.4
In view of Mr. Mientkavich's consent to reduce his fixed salary as of January 1, 2014, his annual bonus cap for 2013 was reduced by a sum equal to the difference between the cost of his fixed annual salary in 2013, and the cap on the cost of his annual salary that was determined for him in the Compensation Policy, such that the bonus cap for Mr. Mientkavich 2013 was set at a total of NIS 739,000 (NIS Seven Hundred Thirty Nine Thousand).

12.5
For additional details regarding the Compensation Policy and the application of its provisions to the Chairman of the Board, see the immediate report issued by the Company on December 5, 2014 (reference no. 2013-01-090466).

12.6
Accordingly, and pursuant to the provisions of the Company’s Compensation Policy and the resolutions of the compensation committee and the board of directors, Mr. Mientkavich is entitled to an annual bonus for 2013 in an aggregate sum of NIS 739,000 (NIS Seven Hundred Thirty Nine Thousand), of which NIS 670,000 (NIS Six Hundred Seventy Thousand) is granted on account of the return on share component and the quantifiable goal component In accordance with the provisions of the Compensation Policy, part of the bonus, in the sum of NIS 554,000 (NIS Five Hundred Fifty Four Thousand), was paid to Mr. Mientkavich in March 2014 and part of the bonus, in the sum of NIS 116,000 (NIS One Hundred Sixteen Thousand) (together with linkage to the Consumer’s Price Index as of December 31, 2013), shall be paid to Mr. Mientkavich proximately after the date of approval of the financial statements for 2014, subject to achievement of the threshold conditions set forth in the Compensation Policy.

12.7
For the avoidance of doubt, the Company is seeking the approval of the shareholders’ meeting for the payment of the discretionary performance evaluation component to the Company’s Chairman of the Board, as approved by the compensation committee and the board of directors, in the sum of NIS 69,000 (NIS Sixty Nine Thousand).

12.8
The Company’s compensation committee and board of directors approved the payment of the bonus on account of such component on March 4, 2014 and on March 11, 2014, respectively. The board of directors of the Company ratified this decision on August 6, 2014.

12.9	Below are details of compensation components received by the Chairman of the Board from the Company during 2013:

Compensation recipient details					Compensation for services				Total
					Dollars in Thousands
Name	Position	Commencement of Employment	Position Scope	Percentage holdings in corporation’s capital (fully-diluted)	Salary	Bonus	Share-based payment	Management Fees
Arie Mientkavich	Company’s Chairman of the Board	January 2007	50%	-	546	213	55	-	814

12.10	Summary of the Reasons of the Compensation Committee and Board of Directors of the Company

For the purpose of determining its approval for the bonus on account of the discretionary performance evaluation component to the Company’s Chairman of the Board, the compensation committee and the board of directors reviewed and considered, inter alia, the following parameters:

12.10.1	The bonus corresponds with the provisions of the Compensation Policy adopted by the general meeting of the Company’s shareholders;

12.10.2
The Chairman’s activity and contribution to the Company and its business; his experience (including past and present positions held by him); his qualifications; his contribution in leading the Company to accomplishments, which in 2013 mainly included the significant increase in the Company’s price per share, and the meeting of business goals by the main investee companies; and management of the existing investments which made significant advancements in their business development;

12.10.3	The current terms of office and employment of the Chairman of the Board;

12.10.4	The level of responsibility involved in the position of Chairman of the Board;

12.10.5	The Chairman’s consent to reduce his monthly salary, which commenced as of January 1, 2014, for as long as the Company’s Compensation Policy remains in effect and applies to him.

12.11	The audit committee and board of directors approved the payment of the bonus to Mr. Mientkavich on the basis of the following considerations:

12.11.1
In the opinion of the audit committee and board of directors, the payment of the proposed bonus on account of the discretionary performance evaluation component, reflects the great appreciation of Mr. Mientkavich’s activity and contribution to the Company’s performance in 2013, as detailed above;

12.11.2
The Company’s compensation  committee and board of directors believe that the Chairman of the Board will greatly contribute to the Company in the actions required to complete the missions and challenges faced thereby;

12.11.3
In the opinion of the audit committee and board of directors, taking into consideration the amount of the bonus on account of the discretionary performance evaluation component and Mr. Mientkavich’s contribution to the Company’s performance as aforesaid, the scope of the bonus is fair and reasonable in the circumstances.

Part C – Details regarding the Convening of a Special General Meeting

13	Notice regarding the Convening of a Special General Meeting

The special general meeting of the Company's shareholders will be held on October 29, 2014 at 10:30, at the Company's registered office at 3 Azrieli Center (Triangular Tower, Floor 42) in Tel Aviv. The Meeting’s agenda shall consist of the resolutions specified herein

14	The Record Date

The record date for the purpose of a shareholder's entitlement to participate in and vote at the Meeting, pursuant to Section 182 of the Companies Law, is the end of the trading day on the Tel Aviv Stock Exchange Ltd. occurring on September 30, 2014 (the "Record Date"). In the event that no trade shall be carried out on the Record Date, the Record Date will be the last trading day that preceded such date.

15	Required Majority

15.1
The affirmative vote of the holders of a majority of the voting power represented and voting on the proposal in person or by proxy or voting card is necessary for the approval of the proposed resolutions specified in Sections 1.1 and 1.2, provided that one of the following is met:

15.1.1
Shareholders' approval must include at least a majority of the shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the proposed resolutions, except for those having a personal interest which is not the result of a relationship with a controlling shareholder.  Abstentions will be treated as neither a vote “for” nor “against” the matter;

15.1.2
The total shares of non-controlling shareholders and non-interested shareholders voted against the proposed resolutions pursuant to section 15.1.1 above shall not represent more than two percent of all the voting rights in the Company.

15.2
The majority required for approval of the proposed resolution specified in Section 1.3 of this Report is a majority of the shareholders who may vote and who participate in the vote, either in person or by proxy or voting card, provided that one of the following is met:

15.2.1
Shareholders' approval must include at least a majority of the shares voted by shareholders participating in the vote  and who do not have a personal interest in the proposed resolutions.  Abstentions will be treated as neither a vote “for” nor “against” the matter;

15.2.2
The total shares of non-interested shareholders voted against the proposed resolutions pursuant to section 15.2.1 above shall not represent more than two percent of all the voting rights in the Company

15.3
The majority required for approval of the proposed resolution specified in Section 1.4 of this Report is a majority of the shareholders who may vote and who participate in the vote, either in person or by proxy or voting card.

16	Legal Quorum and Adjourned Meeting

A legal quorum shall be formed upon the presence, either in person or by proxy, of at least two shareholders holding, in total, more than 33.3% of the issued shares conferring voting rights in the Company, within one half hour of the time scheduled for the opening of the Meeting. If legal quorum is not present at the general meeting at the end of one half hour from the time scheduled for commencement of the meeting, the general meeting shall be adjourned to the same day the following week, at the same time and location. If no legal quorum is present at the adjourned meeting at the elapse of one half hour from the time scheduled for the meeting, then one shareholder holding at least 25% of the issued share capital of the Company, who is present in person or by proxy, shall constitute legal quorum.

17	Manner of Voting

17.1
A shareholder who wishes to participate in and vote at the Meeting will be entitled to do so if he shall have delivered to the Company, before commencement of the Meeting, confirmation regarding his ownership of the shares on the Record Date, prepared pursuant to the Companies Regulations (Proof of Share Ownership for the Purpose of Voting at the General Meeting), 5760-2000, as specified below.

17.2
A shareholder of the Company may participate in and vote at the Meeting in person, or may appoint a proxy who will be able to participate in the general meeting and to vote on his behalf (in accordance with the provisions of the Company’s articles of association). A document appointing a proxy (the "Letter of Appointment"), as well as an original power of attorney by virtue of which the Letter of Appointment was signed (if any), must be deposited at the Company's registered office at least 48 hours before the time scheduled for the meeting. The Letter of Appointment shall state both the full names of the principal and of his proxy, as appears at the Registrar of Companies or in the I.D. card (as the case may be), their number at the Registrar of Companies or their I.D. numbers (as the case may be), and the place of their incorporation or their passport country (as the case may be).

Pursuant to the Companies Regulations (Proof of Share Ownership for the Purpose of Voting at the General Meeting), 5760-2000, a shareholder in whose favor a share is registered with a TASE member, which share is included among the shares registered in the shareholders' register in the transfer agent's name, who wishes to vote at the Meeting, will provide the Company with confirmation regarding his ownership of the share on the Record Date, which must be received from the TASE member with which his right to the share is registered, as required by the said regulations.

18	Confirmation of Ownership and Proxy Card

18.1
A shareholder whose shares are registered with a TASE member may receive confirmation of the ownership from the TASE member through which he holds his shares, at a branch of the TASE member or by mail to his address in consideration for the delivery fee only, if he shall have so requested, provided that a request in this regard shall be made in advance for a specific securities account.

In addition, shareholders of the Company whose shares are registered with American Stock Transfer ("AST") only, whether they are registered in their name or they hold the same through a broker in the U.S., will be entitled to vote at the Meeting by delivering, to AST or to the broker through which the shares are held (as the case may be), a proxy card whose language, in English, will be posted by the Company on the Company's website stated below, and which will be sent to the foregoing shareholders. Voting shall be made by such shareholders only in accordance with the instructions stated in the proxy card. The proxy card must be delivered to AST up to 48 hours before the time of the convening of the Meeting (i.e. by 27 October, 2014 at 10:30, Israel time).

19
Voting by Voting Cards and Position Statements

A shareholder may vote at the Meeting on the proposed resolutions that are on the agenda by a voting card as specified below. The language of the voting card and position statements in respect of the Meeting may be found on the distribution website of the ISA at https://www.magna.isa.gov.il and on the website of the Tel Aviv Stock Exchange Ltd. at http://maya.tase.co.il. A shareholder may approach the Company directly and receive therefrom, free of charge, the language of the voting card and the position statements.

A TASE member will send, free of charge, via e-mail, a link to the language of the voting card and the position statements on the distribution website of the ISA to any shareholder who is not registered in the shareholders’ register of the Company and whose shares are registered with the TASE member, unless the shareholder shall have notified such TASE member that he is not interested therein, provided that the notice shall have been given with respect to a specific securities account and on a date prior to the Record Date.

The vote shall be cast on the second part of the voting card, as posted on the distribution website of the ISA, which is stated above.

A shareholder who is registered in the shareholders' register and who wishes to vote in writing shall state his vote on the form and shall deliver it to the Company or send it thereto via registered mail, together with a photocopy of his I.D. card, or a photocopy of his passport, or a photocopy of the certificate of incorporation thereof, as the case may be, such that the voting card shall reach the Company's offices at least seventy-two hours (72 hours) before the time of the convening of the general meeting, i.e. by October 26, 2014 at 10:30. A shareholder who is not registered in the shareholders' register shall deliver or send the voting form to the Company as aforesaid, together with confirmation of ownership, such that the voting form shall reach the Company's offices on such date. The confirmation of ownership may be received from the TASE member through which he holds his shares, at a branch of the TASE member or by mail to his address in consideration for the delivery fee only, if he shall have so requested, provided that a request in this regard shall be made in advance for a specific securities account.

The last date for delivery of position statements to the Company is: October 12, 2014.

The last date for delivery of the response of the board of directors to position statements, if and insofar as position statements of shareholders shall be submitted, and the board of directors shall choose to submit its response to the said position statements, is: October 19, 2014.

A voting card and position statements shall be delivered by hand delivery or via registered mail.

A shareholder participating in the vote with respect to the proposed resolutions specified in Sections 1.1, 1.2 and 1.3, whether in person or by proxy, shall notify the Company before the vote at the Meeting, or if the vote is by voting card – on the voting card by marking in Part B of the voting card in the place designated therefor, whether or not he has a personal interest in the approval of the Engagement that is on the Meeting's agenda.

The vote of a shareholder who fails to mark the existence or absence of a personal interest (or who shall mark that he has a personal interest but shall fail to specify the nature of the interest) shall not be counted.

20	Authority of the ISA

Pursuant to the Transaction with a Controlling Shareholder Regulations, within 21 days from the date of the filing of this Report, the Israeli Securities Authority or an employee who it shall have authorized therefor (the "ISA") may instruct the Company to provide, within such timeframe as the ISA shall determine, any explanation, specification, information and documents with respect to the engagements, and instruct the Company to amend this Report in such manner and on such date as it shall determine. In the event that an instruction is given to amend this Report, the ISA may order the postponement of the date of the Meeting to a date no earlier than 3 business days and no later than 35 days after the date of publication of the amendment to this Report.

21	Inspection of the Immediate Report and Details regarding the Company's Representatives

This Report, the documents listed in Regulation 5 of the Transaction with a Controlling Shareholder Regulations and the full language of the proposed resolutions that are on the Meeting's agenda may be inspected at the Company’s offices at 3 Azrieli Center (Triangular Tower, Floor 42), after prior telephone coordination with the Company's secretariat, by Tel. 972-3-6075555, on Sundays - Thursdays (excluding holiday eves and holidays) between 9:00 and 16:00, until the date of convening of the Meeting. This Report may also be inspected on the Israel Securities Authority's website at: https://www.magna.isa.gov.il and on the website of Tel Aviv Stock Exchange Ltd. at http://maya.tase.co.il. In addition, the language of the English translation of this Report will also appear on the SEC’s distribution website at: http://www.sec.gov.

The Company's representative for the purpose of the handling of this transaction report is Adv. Ofer Hanoh and Adv. Ravid Aharoni, of Gross Kleinhendler, Hodak, HaLevy, Greenberg and Co., whose address is 1 Azrieli Center (Circular Tower, Floor 40), Tel Aviv, Tel: 972-3-6074444, Fax: 972-3-6074499.

Annexes - this Report is accompanied by the following annexes:

Annex A – Declarations of the candidates for the office of directors

Annex B – Form of Proxy card

Sincerely,

Elron Electronic Industries Ltd.

Details and titles of signatories for the Company:	Ari Bronstein, CEO Yaron Elad, CFO

Annex A

Date: September 1, 2014

To

Elron Electronic Industries Ltd. (the “Company”)

Re:	Declaration of Candidate for the Office of External Director in a Public Company Traded in Israel Pursuant to the Companies Law, 5759-1999 (the “Law”)

I, the undersigned, Lee-Bath Nelson, bearer of I.D. 2236655-3, an Israeli resident, of 8 Hagadna St., Raanana, after having been cautioned to state the truth, failing which I shall be liable for the penalties prescribed by law, do hereby declare and undertake as follows:

1.
I hereby give my consent to act as an external director of your Company, which is a public company, incorporated in Israel, whose shares are traded on the Tel Aviv Stock Exchange Ltd. and on the Over the Counter market in the U.S.A.

2.
I am aware of all of the provisions of the Law applicable to the appointment and office of an external director, including term and termination of office, participation in the Company’s committees, etc., and am further aware that this declaration will be made available to the public in an immediate release which will be submitted to the Israel Securities Authority and the Tel Aviv Stock Exchange and will be found   at the registered office of the Company for general inspection;

3.
I am eligible to be appointed as director in your Company pursuant to the provisions of Sections 225-227 of the Law, regarding the restriction of appointment of a minor, incapacitated person, restriction of appointment due to conviction or the decision of an administrative enforcement committee or bankruptcy. The provisions of the sections, as being on the date of signing of this declaration, are specified in Annex A which is attached to this declaration as an integral part hereof.

4.
I am aware of the duties of notification imposed on me by virtue of Sections 227A and 245A of the Law and undertake to duly comply therewith. The provisions of the said sections, as being on the date of signing of this declaration, are specified in Annex A.

5.	I declare that I have all of the qualifications required, and the ability to dedicate the proper time, to the fulfillment of the office of director in the Company, as specified below.

6.
I have “financial and accounting expertise” in accordance with the provisions of the Companies Regulations (Conditions and Criteria for a Director with Accounting and Financial Expertise and a Director with Professional Qualifications), 5766-2005 (the “Companies Regulations”); the provisions of the Companies Regulations, as being on the date of signing of this declaration, are attached hereto as Annex B.

7.	I hold the following academic degrees (degree, awarding institution, date):

B.A. in Computer Science, Technion-Israel Institute of Technology, Haifa, Israel,1989; MSc. In Computer Science, Technion-Israel Institute of Technology, Haifa, Israel, 1991;  Ph.D. in Finance, Graduate School of Business, Stanford University, CA, 1999.

Documents attesting to these degrees are attached as Annex C to this declaration, forming an integral part hereof.

8.	I have occupational experience, as specified in the resumé attached hereto as Annex D. Documents attesting to the fulfillment of these positions are attached hereto as Annex E.

9.	a.
Neither I, nor my Relatives, partners, employers, anyone to whom I report directly or indirectly, or a corporation controlled by me, have business or professional ties with the Company, the Company’s controlling shareholder or a Relative of the controlling shareholder as of the Date of Appointment, or Another Corporation, even if such ties are not habitual, apart from negligible ties.

b.
Neither I, nor my Relatives, partners, employers, anyone to whom I report directly or indirectly, or a corporation controlled by me, on or two years before the Date of Appointment, have any Link to the Company, the Company’s controlling shareholder or a Relative of the  controlling shareholder as of the Date of Appointment, or Another Corporation.

For purposes of this declaration –

“Link” – The existence of employment relations, the existence of habitual business or professional ties or control, and the holding of office as an officer, apart from the office of a director who was appointed to act as an external director of a company which is about to make a first public offering of shares.

“Another Corporation” – A corporation whose controlling shareholder, on or two years before the Date of Appointment, is the Company or its controlling shareholder.

“Date of Appointment” – The date on which the general meeting will appoint me as an external director, in accordance with the provisions of Section 239(b) of the Law.

“Relative” – spouse, sibling, parent, grandparents, offspring, and an offspring, sibling or parent of the spouse or the spouse of any of the above.

10.	Check the appropriate box, if applicable:

☐
Notwithstanding the provisions of Section 9 above, there are between myself and the Company, on or two years before the Date of Appointment, negligible business or professional ties, commencing before my Date of Appointment as external director, which do not constitute a “link” as stated in the Companies Regulations (Matters Which do not Constitute a Link), 5767-2006 (the “Link Regulations”). The provisions of the relevant sections of the Link Regulations, as being on the date of signing of this declaration, are specified in Annex F hereto. Such ties are as follows1:

11.	I am not a Relative of the Company’s controlling shareholder.

12.	My other positions and occupations do not and may not create a conflict of interests with my duties as external director, and will not prejudice my ability to hold office as external director.

13.	In no other company in which I currently hold office as director, is there an external director who is a director in your Company.

14.	I am not an employee of the Securities Authority or a stock exchange in Israel.

15.
I have received no consideration, either directly or indirectly, for my office as a director of the Company, in addition to the compensation and reimbursement of expenses to which I am entitled due to my office as external director of the Company. For purposes of this section, the granting of an exemption, undertaking for indemnification, indemnification or insurance, shall not be deemed as consideration.

16.
I am not the chairman of the board of directors, nor employed by the Company or by its controlling shareholder or by a corporation controlled by the controlling shareholder. In addition, I do not render services on a regular basis to the Company, to its controlling shareholder or to a corporation controlled by the controlling shareholder as aforesaid, and my livelihood is not dependent primarily on the controlling shareholder.

17.	I have not held office on the Company’s board of directors for more than 9 consecutive years.

1 Specify the business or professional ties of the candidate with the Company, and evidence that such ties are negligible.

18.
I undertake to comply with all the legal requirements applicable to directors and external directors, and will fulfill my duties in the best manner and in the best interests of the Company. If any concern shall arise, of which I shall be aware and/or which shall be brought to my attention, that I shall stop fulfilling any of the above conditions and/or declarations, or if there shall be a concern of a breach of the fiduciary duty I owe to the Company (as defined in Section 254 of the Law), I shall immediately notify the chairman of the board of directors and the Company thereof.

19.
I am aware that according to the Law, the Company, its controlling shareholder and a corporation under its control will not be able to grant me, my spouse or my children any benefit, directly or indirectly, in which context they will not appoint me, my spouse or my children as an officer of the Company or a corporation controlled by its controlling shareholder, will not employ me as an employee, and will not receive professional services for pay from me, either directly or indirectly, including through a corporation under my control, unless two years shall have passed from the end of my office as external director of the Company, and with respect to a Relative of mine other than my spouse or child – one year from the end of my office as external director.

20.
I am aware that this declaration will be presented to the appointing entity prior to the appointment and the convening of the general meeting having the appointment on its agenda, and will be used by the appointing entity to examine my eligibility to hold office as an external director of the Company.

21.	I am aware, and agree, that I will be paid compensation on the same conditions as paid to other external directors of the Company at the time of the appointment.

22.	This is my name, this is my signature and the facts specified in this declaration above are the truth.

Lee-Bath Nelson	2236655-3	(-)
Name	I.D.	Signature

Certification

I hereby certify that on September 17, 2014, appeared before Adv. Paul Weinberg, Ms. Lee-Bath Nelson bearer of I.D. no. 2236655-3, who, after I cautioned her to state the truth, failing which she shall be liable for the penalties prescribed by law, confirmed the veracity of her above declaration and signed it in my presence.

[Stamp and signature of Paul Weinberg, Adv., No. 21268]

Stamp and signature

Date: September 17, 2014

To

Elron Electronic Industries Ltd. (the “Company”)

Re:	Declaration of Candidate for the Office of External Director in a Public Company Traded in Israel Pursuant to the Companies Law, 5759-1999 (the “Law”)

I, the undersigned, Yehuda Freidenberg, bearer of I.D. 000026591, an Israeli resident, of Rehov Yaara 5, Ramat Gan 5264605, after having been cautioned to state the truth, failing which I shall be liable for the penalties prescribed by law, do hereby declare and undertake as follows:

1.
I hereby give my consent to act as an external director of your Company, which is a public company, incorporated in Israel, whose shares are traded on the Tel Aviv Stock Exchange Ltd. and on the Over the Counter market in the U.S.A.

2.
I am aware of all of the provisions of the Law applicable to the appointment and office of an external director, including term and termination of office, participation in the Company’s committees, etc., and am further aware that this declaration will be  made available to the public in an immediate release which will be submitted to the Israel Securities Authority and the Tel Aviv Stock Exchange and will be found  at the registered office of the Company for general inspection;

3.
I am eligible to be appointed as director in your Company pursuant to the provisions of Sections 225-227 of the Law, regarding the restriction of appointment of a minor, incapacitated person, restriction of appointment due to conviction or the decision of an administrative enforcement committee or bankruptcy. The provisions of the sections, as being on the date of signing of this declaration, are specified in Annex A which is attached to this declaration as an integral part hereof.

4.
I am aware of the duties of notification imposed on me by virtue of Sections 227A and 245A of the Law and undertake to duly comply therewith. The provisions of the said sections, as being on the date of signing of this declaration, are specified in Annex A.

5.	I declare that I have all of the qualifications required, and the ability to dedicate the proper time, to the fulfillment of the office of director in the Company, as specified below.

6.
I have “financial and accounting expertise” in accordance with the provisions of the Companies Regulations (Conditions and Criteria for a Director with Accounting and Financial Expertise and a Director with Professional Qualifications), 5766-2005 (the “Companies Regulations”); the provisions of the Companies Regulations, as being on the date of signing of this declaration, are attached hereto as Annex B.

7.	I hold the following academic degrees (degree, awarding institution, date):

B.A, Economics and Mathematics from the Hebrew University in Jerusalem, Israel (Cum Laude); M.A. in Economics from the University of Chicago, USA; Ph.D. in Economics from the University of Chicago, Illinois, USA; C.P.A. Isr.

Documents attesting to these degrees are attached as Annex C to this declaration, forming an integral part hereof.

8.	I have occupational experience, as specified in the resumé attached hereto as Annex D. Documents attesting to the fulfillment of these positions are attached hereto as Annex E.

9.	a.
Neither I, nor my Relatives, partners, employers, anyone to whom I report directly or indirectly, or a corporation controlled by me, have business or professional ties with the Company, the Company’s controlling shareholder or a Relative of the  controlling shareholder as of the Date of Appointment, or Another Corporation, even if such ties are not habitual, apart from negligible ties.

b.
Neither I, nor my Relatives, partners, employers, anyone to whom I report directly or indirectly, or a corporation controlled by me, on or two years before the Date of Appointment, have any Link to the Company, the Company’s controlling shareholder or a Relative of the  controlling shareholder as of the Date of Appointment, or Another Corporation.

For purposes of this declaration –

“Link” – The existence of employment relations, the existence of habitual business or professional ties or control, and the holding of office as an officer, apart from the office of a director who was appointed to act as an external director of a company which is about to make a first public offering of shares.

“Another Corporation” – A corporation whose controlling shareholder, on or two years before the Date of Appointment, is the Company or its controlling shareholder.

“Date of Appointment” – The date on which the general meeting will appoint me as an external director, in accordance with the provisions of Section 239(b) of the Law.

“Relative” – spouse, sibling, parent, grandparents, offspring, and an offspring, sibling or parent of the spouse or the spouse of any of the above.

10.	Check the appropriate box, if applicable:

☐
Notwithstanding the provisions of Section 9 above, there are between myself and the Company, on or two years before the Date of Appointment, negligible business or professional ties, commencing before my Date of Appointment as external director, which do not constitute a “link” as stated in the Companies Regulations (Matters Which do not Constitute a Link), 5767-2006 (the “Link Regulations”). The provisions of the relevant sections of the Link Regulations, as being on the date of signing of this declaration, are specified in Annex F hereto. Such ties are as follows2:

11.	I am not a Relative of the Company’s controlling shareholder.

12.	My other positions and occupations do not and may not create a conflict of interests with my duties as external director, and will not prejudice my ability to hold office as external director.

13.	In no other company in which I currently hold office as director, is there an external director who is a director in your Company.

14.	I am not an employee of the Securities Authority or a stock exchange in Israel.

15.
I have received no consideration, either directly or indirectly, for my office as a director of the Company, in addition to the compensation and reimbursement of expenses to which I am entitled due to my office as external director of the Company. For purposes of this section, the granting of an exemption, undertaking for indemnification, indemnification or insurance, shall not be deemed as consideration.

16.
I am not the chairman of the board of directors, nor employed by the Company or by its controlling shareholder or by a corporation controlled by the controlling shareholder. In addition, I do not render services on a regular basis to the Company, to its controlling shareholder or to a corporation controlled by the controlling shareholder as aforesaid, and my livelihood is not dependent primarily on the controlling shareholder.

17.	I have not held office on the Company’s board of directors for more than 9 consecutive years.

2 Specify the business or professional ties of the candidate with the Company, and evidence that such ties are negligible.

18.
I undertake to comply with all the legal requirements applicable to directors and external directors, and will fulfill my duties in the best manner and in the best interests of the Company. If any concern shall arise, of which I shall be aware and/or which shall be brought to my attention, that I shall stop fulfilling any of the above conditions and/or declarations, or if there shall be a concern of a breach of the fiduciary duty I owe to the Company (as defined in Section 254 of the Law), I shall immediately notify the chairman of the board of directors and the Company thereof.

19.
I am aware that according to the Law, the Company, its controlling shareholder and a corporation under its control will not be able to grant me, my spouse or my children any benefit, directly or indirectly, in which context they will not appoint me, my spouse or my children as an officer of the Company or a corporation controlled by its controlling shareholder, will not employ me as an employee, and will not receive professional services for pay from me, either directly or indirectly, including through a corporation under my control, unless two years shall have passed from the end of my office as external director of the Company, and with respect to a Relative of mine other than my spouse or child – one year from the end of my office as external director.

20.
I am aware that this declaration will be presented to the appointing entity prior to the appointment and the convening of the general meeting having the appointment on its agenda, and will be used by the appointing entity to examine my eligibility to hold office as an external director of the Company.

21.	I am aware, and agree, that I will be paid compensation on the same conditions as paid to other external directors of the Company at the time of the appointment.

22.	This is my name, this is my signature and the facts specified in this declaration above are the truth.

Yehuda Freidenberg	00002659-1	(-)
Name	I.D.	Signature

Certification

I hereby certify that on September 17, 2014, appeared before Adv. Paul Weinberg, Mr. Yehuda Freidenberg,  bearer of I.D. no. 000026591, who, after I cautioned him to state the truth, failing which he shall be liable for the penalties prescribed by law, confirmed the veracity of his above declaration and signed it in my presence.

[Stamp and signature of Paul Weinberg, Adv., No. 21268]

Stamp and signature

Annex B – Form of Proxy card

ELRON ELECTRONIC INDUSTRIES LTD.
THIS PROXY SOLICITED BY THE BOARD OF DIRECTORS
FOR THE SPECIAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON OCTOBER 29, 2014

The undersigned hereby constitutes and appoints ROY CARMONA, ADV the true and lawful attorney, agent and proxy of the undersigned, with full power of substitution, to vote with respect to all of the Ordinary Shares of ELRON ELECTRONIC INDUSTRIES LTD. (the "Company"), standing in the name of the undersigned at the close of business on September 30, 2014 at the Special General Meeting of Shareholders of the Company to be held at the offices of the Company at 3 Azrieli Center, The Triangle Tower, 42nd Floor, Tel-Aviv, Israel, on October 29 , 2014, at 10:30 am (Israel time), and at any and all adjournments thereof, with all power that the undersigned would possess if personally present and especially (but without limiting the general authorization and power hereby given) to vote as follows:

Please mark your vote in blue or black ink as shown here ☒

1.	Proposal No. 1 - Appointment of Ms. Lee-Bath Nelson as an external director for a period of three (3) years commencing the day such appointment is approved by the Company’s shareholders.

            ❑ FOR            ❑ AGAINST     ❑ ABSTAIN

PLEASE STATE WHETHER OR NOT YOU ARE A "CONTROLLING PERSON" OR WHETHER YOU HAVE A PERSONAL INTEREST IN THE RESOLUTION DESCRIBED IN THE ABOVE PROPOSAL.

❑ YES   ❑ NO

If your response to the above question is YES, please provide details:

2.	Proposal No. 2 - Appointment of Mr. Yehuda Freidenberg as an external director for a period of three (3) years commencing the day such appointment is approved by the Company’s shareholders.

            ❑ FOR            ❑ AGAINST     ❑ ABSTAIN

PLEASE STATE WHETHER OR NOT YOU ARE A "CONTROLLING PERSON" OR WHETHER YOU HAVE A PERSONAL INTEREST IN THE RESOLUTION DESCRIBED IN THE ABOVE PROPOSAL.

❑ YES   ❑ NO

If your response to the above question is YES, please provide details:

3.
Proposal No. 3 Approval of an extension of the Company’s engagement with IDB Development Corporation Ltd., an indirect controlling shareholder of the Company, in an whereby the Company shall continue to receive technical assistance and related support services for the Company’s computer systems from IDB’s support center, for a three year period commencing as of August 8, 2014.

            ❑ FOR            ❑ AGAINST     ❑ ABSTAIN

PLEASE STATE WHETHER OR NOT YOU HAVE A PERSONAL INTEREST IN THE RESOLUTION DESCRIBED IN THE ABOVE PROPOSAL.

❑ YES   ❑ NO

If your response to the above question is YES, please provide details:

4.
Proposal No. 4 Approval of a grant of NIS 69,000 (NIS Sixty Nine Thousand) to the Company’s Chairman of the Board, Mr. Arie Mientkavich, on account of the discretionary performance evaluation component included in the annual bonus for 2013, pursuant to the Company’s compensation policy.

            ❑ FOR            ❑ AGAINST     ❑ ABSTAIN

NOTE: Under the Companies law, 1999 you are required to indicate whether or not you are a "controlling person" and whether or not you have a personal interest in resolution nos.1, 2 and 3 described  above and if so, to provide the necessary details in connection therewith.

The term "personal interest"  includes the personal interest of any of your relatives or any entity in which you or any of your relatives (i) holds 5% or more of the issued and outstanding share capital or voting rights, or (ii) has the power to appoint one or more directors or a general manager (which in Israel is the equivalent of a president in the United States), or (iii) is a director or a general manager. The term "personal interest" also includes a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest.

An interest resulting merely from the holding of a company's shares shall not be deemed to be a personal interest.

IF YOU FAIL TO INDICATE WHETHER OR NOT YOU ARE A "CONTROLLING PERSON" AND WHETHER OR NOT YOU HAVE A PERSONAL INTEREST, OR MARK THAT YOU HAVE A PERSONAL INTEREST BUT DO NOT PROVIDE THE NECESSARY DETAILS IN CONNECTION THEREWITH, YOUR SHARES WILL NOT BE VOTED AND YOUR VOTE WILL NOT BE COUNTED FOR WITH RESPECT TO THE RESOLUTIONS DESCRIBED IN PROPOSALS NO. 1, 2 AND 3.

The shares represented by the Proxy will be voted in the manner directed, and if no instructions to the contrary are indicated, will be voted "FOR" in the Proposal listed above.

Dated: ______________________, 2014

________________________________
IMPORTANT: Please sign exactly as name appears at the left. Each joint owner should sign. Executors, administrators, trustees, etc. should indicate the capacity in which they sign.